SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of Shinhan Investment Corp.)

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)



sejong LLP
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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Shinhan Investment America Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Shinhan Investment America Inc. as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Shinhan Investment America Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Shinhan Investment America Inc.'s management. Our responsibility is to express an opinion on Shinhan Investment America Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shinhan Investment America Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SEJONG LLP

We have served as Shinhan Investment America Inc.'s auditor since 2012.

Ridgefield Park, New Jersey

February 25, 2020

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$	1,062,810
Certificates of deposit		2,793,311
Commissions receivable		24,970
Prepaid taxes		10,580
Fixed assets, net		17,377
Right-of-use asset		689,751
Other assets		28,761
	$	4,627,560

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities	$	66,049
Unearned revenue		34,583
Lease liability		747,483
Total liabilities		848,115
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued and outstanding, 25,000 shares		250
Additional paid-in capital		7,039,750
Accumulated deficit		(3,260,555)
Total stockholder's equity		3,779,445
	$	4,627,560

See accompanying notes to financial statements.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Statement of Financial Condition

December 31, 2019

(1) Description of Business

Shinhan Investment America Inc. (the Company) was incorporated on February 1, 1993 under the laws of the State of New York to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of Shinhan Investment Corp. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and Securities Investor Protection Corporation (SIPC).

The Company engages primarily in broker and dealer transactions of Korean securities and the underwriting of Korean debt and equity securities. Its principal customers are institutions in the United States of America investing in Asian markets. As shown in the accompanying statement of operations, the major source of income is commission income from its brokerage services.

The Company has a clearing agreement with the Parent whereby the Parent clears Korean security transactions for the Company and the Company's customers, and carries such accounts on a fully disclosed basis as the Parent's customers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The company claims exemption from SEC rule 15c3-3 under paragraph (k)(2)(i).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(c) Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar

economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for vehicle and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

(d) *Depreciation and Amortization*

Fixed assets are stated at cost. Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the respective assets, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

(e) *Commissions and Commissions Receivable*

Commissions are recorded on a trade-date basis. The majority of the commission income is earned on the transactions with the Parent. As of December 31, 2019, the Company has outstanding commissions receivable of $24,970 from the Parent.

(f) *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(g) Fair value of Financial Instruments

In accordance with Financial Accounting Standard Board (FASB) Accounting, Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, the Company categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition in the fair value hierarchy as defined by ASC 820. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See note 3 for further information about the fair value hierarchy and the Company's assets and liabilities that are accounted for at fair value.

(h) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) New Accounting Standards

In February 2016, the FASB issued Accounting Standards Updates (ASU) No. 2016-02, Leases (Topic 842), which supersedes existing guidance on accounting for leases in ASC 840, Leases and generally requires all leases to be recognized in the balance sheet. The provisions of ASU 2016-02 are effective for reporting periods beginning after December 15, 2018 for public business entities. The provisions of this ASU are to be applied using a modified retrospective approach.

(3) Fair Value of Assets and Liabilities

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires disclosures about fair value measurements.

In accordance with ASC 820, the Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Statement of Financial Condition

December 31, 2019

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, options pricing models, and similar techniques.

Money market accounts are recorded at fair value on a recurring basis.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 are as follows:

Description	Total	Level 1	Level 2	Level 3
Money market accounts	$ 32,691	- $	32,691	-

(4) Related Party Transactions

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity security transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. The Company also invests its cash surplus in the form of certificate of deposit and money market account with an affiliated bank. A summary of balances with the Parent and the affiliate as of December 31, 2019 is approximately as follows:

Certificates of deposit and money market account	$ 2,193,000
Commissions receivable	25,000
Accrued interest on certificates of deposit	4,000

(5) Certificates of Deposit

At December 31, 2019, certificates of deposit amounted to $2,793,311, which mature through December 28, 2020, with interest rates ranging from 0.2% to 2.4% per annum.

(6) Fixed Assets

Fixed assets, at cost, at December 31, 2019 are summarized as follows:

Equipment	$ 75,616
Furniture and fixtures	64,521
Leasehold improvements	173,328
	313,465
Less accumulated depreciation and amortization	296,088
	$ 17,377

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Statement of Financial Condition

December 31, 2019

(7) Leases

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to nine years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts disclosed for addition to ROU assets resulting from initial direct cost and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2019 are approximately as follows:

Years		Amount
2020	$	238,000
2021		238,000
2022		238,000
2023		60,000
Total undiscounted lease payments	$	774,000
Less: Imputed interest		27,000
Total lease liabilities	$	747,000

(8) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2019, the Company had a minimum net capital requirement of $250,000. The Company had a service agreement ("Chaperoning arrangement") with the Parent, which was regarded as a foreign broker-dealer under SEC Rule 15a-6(a)(3). SEC requires registered broker and dealers that enter into a service agreement with a foreign broker-dealer to maintain a minimum net capital of $250,000. At December 31, 2019, the Company had net capital of $1,332,310, which exceeded the minimum requirement by $1,082,310. The Company's percentage of aggregate indebtedness to net capital was 7.55%.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Statement of Financial Condition

December 31, 2019

(9) Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2019 are as follows:

Deferred tax assets:		
Net operating loss carry-forwards	$	1,074,023
Lease		15,623
Fixed assets, principally due to differences in depreciation		16,294
Total gross deferred tax assets		1,105,940
Less valuation allowance		1,105,940
Net deferred tax assets	$	-

The net change in the valuation allowance for the year ended December 31, 2019 was a decrease of approximately $98,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

At December 31, 2019, the Company had net operating loss carryforwards available for federal income tax purpose of approximately $3,395,000. The Company also has net operating loss carryforwards for New York state and New York City tax purposes amounting to approximately $3,589,000 and $2,406,000 respectively at December 31, 2019.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company remains subject to examination for the years ended December 31, 2016, 2017, and 2018 for the federal, state, and local jurisdictions.

(10) Off-Balance-Sheet Risk

The Company reviewed its exposure on off-balance-sheet credit risks regarding the creditworthiness of its customers to fulfill their contracted obligations of security transactions, and determined that the fair value of such exposure is not material. There were no customers' unsettled trades at December 31, 2019.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Statement of Financial Condition

December 31, 2019

As the assets and liabilities of the Company are short term in nature, the difference between carrying value and fair value is minimal, and separate disclosure of fair values has not been made.

(11) Concentration of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at December 31, 2019. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

Cash and certificates of deposit in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

(12) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 25, 2020, the date at which the financial statements were available to be issued, and determined that there were no other items which required accounting for or disclosure in the financial statements.